Filed by Inergy Midstream, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

TO:	All Crestwood and Inergy employees

FROM:	Bob Phillips, Chairman, President & Chief Executive Officer

DATE:	August 21, 2013

RE:	Internal Executive Team Announcement

Following the final phases of the SEC review and clearance process and subject to approval by the Crestwood unitholders, we will soon successfully complete the historic merger of Crestwood and Inergy. We are clearly on our path to creating the next great midstream partnership in our industry.

Over the course of the past several weeks I carefully considered how to best position our company for the future by evaluating three components of our businesses: our operations, our business model and our leadership teams. Each step of the process was checked to ensure consistency with our long-term vision and values, to make us competitive in the marketplace, and to enable readiness on Day 1.

With the scale of operations and people that come with the closing of this transaction, we need to structure our operations into two main business units: Natural Gas and Liquids & Crude. The Natural Gas business will combine the Gathering and Processing segment and the Storage and Transportation segment into one consolidated business unit. This structure enables us to better serve our customers while accelerating the timeline for establishing Operations Services, a critical element of scaling and streamlining our enterprise going forward. We also value the focused expertise of strategy and corporate development, finance, accounting and legal and will manage those functions from the corporate center.

With that background, I am excited to announce the executive leadership team that includes a combination of talent from both organizations. This management team will be effective upon the transaction close.

Heath Deneke

President, Natural Gas Business Unit

Executive and Investment Committee Member

Heath will serve as President of the Natural Gas business unit in the combined organization. In this role, he will oversee all natural gas gathering, processing, storage and transportation operations. The Business Development team will report to him and he will collaborate across the organization to identify and capture organic and greenfield opportunities in the midstream market. Heath has a broad experience base spanning commercial and business development, project development and engineering, sales and marketing and asset optimization. Most recently, Heath was Chief Commercial Officer of Crestwood. He joined Crestwood in May 2012 following a 17-year career at El Paso Corporation and its predecessor companies. Heath has a bachelor’s degree in Mechanical Engineering from Auburn University. He will be based in Houston, Texas.

Bill Gautreaux

President, Liquids & Crude Business Unit

Executive and Investment Committee Member

Bill will serve as President of the Liquids & Crude business unit in the combined entity, overseeing all marketing, trading and logistics for NGLs as well as the US Salt business. Bill is a founding partner of Inergy LP and led the development of its wholesale propane procurement and distribution activities prior to building the crude oil and gas liquids business known as Inergy Services, which he has presided over since 1998. He brings 28 years’ experience in NGL trading and marketing having worked at Dynegy, LPG Services Group and Ferrell Gas North America in positions of increasing responsibility. Bill has a bachelor’s degree in History from William Jewell College. He will be based in Kansas City, Missouri.

Joel Moxley

Senior Vice President, Operations Services

Executive and Investment Committee Member

Joel will be assuming the new role of SVP, Operations Services, which has responsibility for Environmental, Safety & Regulatory; Engineering & Optimization (including supply chain, land and related activities that optimize asset efficiency); Insurance; Human Resources; and Information Technology. In this critical role, he will establish the policies, standards, and services to support operations. Joel has served as SVP and Chief Operating Officer for Crestwood with oversight for all gas gathering and processing operations. Joel previously worked at Crosstex Energy, Enterprise Products Partners, El Paso Corporation, PG&E, Valero and Occidental Petroleum. Joel is currently President of the Gas Producers Association (GPA). Joel has a bachelor’s degree in Chemical Engineering from Rice University. He will be based in Houston, Texas.

Mike Campbell

Senior Vice President & Chief Financial Officer

Executive and Investment Committee Member

Mike will serve as Chief Financial Officer for the merged organization. In this role, he will have oversight of Finance & Planning, Treasury & Underwriting, and Investor Relations, and will have shared accountability for Accounting with the CEO. Mike brings more than 15 years of energy industry experience working across key functional areas including capital markets, M&A, IPOs, enterprise risk, treasury, investor relations, and internal audit. Mike joined Inergy in 2003 and most recently served as Vice President & Treasurer overseeing all of Inergy’s capital markets, treasury, and investor relations activities before being named Chief Financial Officer in 2012. Previously, he worked in various roles at Aquila Inc., Koch Industries, Yum! Brands and Cessna. Mike has a bachelor’s degree in Finance from Kansas State University and an M.B.A. from Wichita State University. He will be based in Kansas City, Missouri.

Steven “Doc” Dougherty

Senior Vice President & Chief Accounting Officer

Executive and Investment Committee Member

Steven will serve as Chief Accounting Officer of the combined organization and will oversee all accounting and controls, internal and external reporting, internal audit, and tax. He will have a dual reporting line to the CEO and CFO. Steven brings a deep experience base in accounting and is particularly proficient in MLP accounting complexities. He joined Crestwood in June 2012 following an 11-year career at El Paso Corporation as Director of Corporate Accounting. Previously, he worked in public accounting at KPMG LLP for seven years. Steven holds a master’s of public accounting from the University of Texas at Austin. He will be based in Houston, Texas.

Joel Lambert

Senior Vice President & General Counsel and Corporate Secretary

Executive and Investment Committee Member

Joel will be joining the Company as General Counsel & Corporate Secretary from First Reserve. Joel’s career and transaction experiences and deep knowledge of our organizations from serving on the Board will be highly valuable. He will be a key advisor to the CEO, Board and executive leadership team on legal, reputational and risk matters. Joel will provide strategic advice on a broad range of issues including deal transactions, corporate governance, regulatory, corporate compliance, crisis management, M&A, securities, litigation and risk in the context of the business environment. He has been with First Reserve since 2007, most recently as Vice President, Legal. Prior to joining First Reserve, he was an attorney in the Business and International Section of Vinson & Elkins LLP. Previously, he was an Intern in the Texas Supreme Court as well as a Military Intelligence Specialist for the United States Army. Joel holds a bachelor’s degree in Environmental Design from Texas A&M University and a J.D. from the University of Texas School of Law. He will be based in Houston, Texas.

Will Moore

Senior Vice President, Strategy & Corporate Development

Executive Committee Member and Investment Committee Chair

Will brings deep transactional experience in the oil and gas sector, and will serve as Senior Vice President, Strategy & Corporate Development for the merged organization. In this role, he will work closely with the CEO and executive team to set our company’s strategic goals, focus on growth opportunities, and originate and execute transactions. He will also chair our internal Investment Committee. Will joined Inergy in 2005 as a legal analyst and has held various positions in corporate and business development. Most recently, he served as Vice President, Corporate Development. Will holds a bachelor’s degree in Public Relations and Political Science and an M.B.A from Fort Hays State University, and a J.D. from the University of Kansas School of Law. He will be based in Kansas City, Missouri.

Next Steps

These leaders will determine their respective organizations, and will work with the integration team leaders to put the appropriate structures and processes in place to operate effectively on Day 1. I fully recognize that this has been a time of natural anxiety on both sides, and I will continue to do everything I can to maintain open channels of transparent and regular communication.

Closing

This is a tremendous opportunity for us to combine our strengths and assume a leadership position in the midstream value chain. I am confident that our post-closing operating model, executive team and organization will:

•	Strengthen our combined operations and give us the ability to execute every part of our business plan;

•	Set heightened standards for leadership in the midstream industry; and

•	Focus the collective energy of all of our employees, while providing the opportunity for all to contribute to and share in our success.

Please join me in congratulating this first-class executive team. I am pleased to be working alongside them to build the industry’s next great midstream partnership.

RGP

Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.